UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	SCHEDULE 13D

	Under the Securities Exchange Act of 1934
	(Amendment No. 1)*


                                                                  Initio,
Inc.
	(Name of Issuer)

                                                      Common Stock, $.01 Par
Value
	(Title of Class of Securities)

	                      457203-10-7
	(CUSIP Number)

	Arnold N. Bressler, Esq.
             One Pennsylvania Plaza, 49th Floor, New York, New York 10119-0165 - (212) 594-5300
	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

	                         December 23, 1998
	(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




I:\INIT\80039MAL.041

CUSIP NO. 457203-10-7                                     PAGE 1

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

		MARTIN FOX
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      a. o
                                                            b. o
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3	SEC USE ONLY

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4	SOURCE OF FUNDS*

		OO
----------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e):

                                                               o
----------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

		USA
----------------------------------------------------------------
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

		1,397,604
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8	SHARED VOTING POWER

		136,984
----------------------------------------------------------------
9	SOLE DISPOSITIVE POWER

	     1,397,604
----------------------------------------------------------------
10	SHARED DISPOSITIVE POWER

		136,984
----------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	     1,534,588
----------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                               o
----------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

		 32.2%
----------------------------------------------------------------
14	TYPE OF REPORTING PERSON*

		IN
----------------------------------------------------------------

	The initial Schedule 13D of Martin Fox (the "Schedule 13D") relating to the common stock, par value $.01 per share, issued by Initio, Inc. is hereby amended by this Amendment No. 1 as follows:


Item 1.

	This Amendment relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of Initio, Inc., a Nevada corporation (the "Company"). The address of the principal executive office of the Company is 2500 Arrowhead Drive, Carson City, Nevada 89706.

Item 5.	Interest in Securities of the Issuer.

	 (a)-(b)	Mr. Fox is the beneficial owner of 1,534,588 shares of the
Company's common stock. This represents 32.2% of the Company's issued and outstanding shares. Mr. Fox 's beneficial ownership is comprised of (i) currently exercisable options to acquire 125,000 shares, over which Mr. Fox would have sole voting and dispositive power, if exercised, (ii) 1,170,808 shares over which he has sole voting and dispositive power, (iii) 85,941 and 15,855 shares held by the Martin Fox Retirement Plan Trust and the LFM
Associates, Inc. Retirement Trust, respectively, over which Mr. Fox, as
Trustee of each trust has sole voting and dispositive power, (iv) 80,449 and 56,535 shares held by the Samantha Fox Trust and the Joshua Fox Trust, respectively, over which Mr. Fox, as a Trustee of each trust has shared voting and dispositive power.

Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

	As previously reported, in February, 1998, the Company entered into the Debenture Commitment Agreement with Pioneer Ventures Associates Limited Partnership ("PVALP") pursuant to which PVALP agreed to make certain loans to the Company to be repaid by the Company in accordance with the terms of convertible subordinated debentures (the "Debentures"). PVALP loaned $3,000,000 to the Company and the Company issued the First Subordinated Debenture due May 1, 2003 (the "First Debenture").

	On December 23, 1998, PVALP loaned the Company an additional $500,000 and the Company has issued the Second Subordinated Debenture due December 23, 2003 (the "Second Debenture").

	The terms of the Second Debenture include the condition that the principal stockholders of the Company (the "Principal Stockholders"), which include Mr. Fox, remain bound by the Voting Agreement dated as of February 25, 1998.

Item 7.	Material to be Filed as Exhibits.

		Exhibit 4.	Convertible Subordinated Debenture due December 23,
2003.


		SIGNATURES

	After reasonable inquiry, and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.



						 /s/ Martin Fox
						          Martin Fox


Dated as of: December 23, 1998
	I:\INIT\80039WYC.041

	EXHIBIT 4
	THIS CONVERTIBLE SUBORDINATED DEBENTURE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, ASSIGNED OR OTHERWISE TRANSFERRED WITHOUT REGISTRATION THEREUNDER EXCEPT IN ACCORDANCE WITH AN APPLICABLE EXEMPTION FROM THE REGISTRATION PROVISIONS OF THE SECURITIES ACT OF 1933, AS AMENDED.



$500,000


INITIO, INC.


CONVERTIBLE SUBORDINATED DEBENTURE DUE DECEMBER 23, 2003




	FOR VALUE RECEIVED, the undersigned, INITIO, INC., a corporation duly organized and existing under the laws of the State of Nevada (the "Payor"), with its principal business address at 2500 Arrowhead Drive, Carson City, Nevada 89701, hereby promises to pay to the order of PIONEER VENTURES ASSOCIATES LIMITED PARTNERSHIP (the "Payee"), with its principal business address at 651 Day Hill Road, Windsor, Connecticut 06095, the principal amount of Five Hundred Thousand Dollars ($500,000) on December 23, 2003 (the "Maturity Date"), plus interest at the rate of 8% per annum on the unpaid principal balance, such interest to be paid on the last day of each April, July, October and January prior to the Maturity Date and on the Maturity Date together with the repayment of the principal balance and with all charges, amounts, sums and interest which have accrued and have not been paid. All payments to be made pursuant to this Debenture shall be made in such coin or currency of the United States of America which, at the time of payment, is legal tender for the payment of public and private debts. All such payments shall be made by electronic funds wire transfer in accordance with the wire transfer instructions submitted by Payee as the first payment method option; however, Payor may designate that payments may be made by bank or certified check, at the offices of the Payee set forth above or such other place as the Payee shall designate in writing to the Payor. In the event that any installment of principal or interest on this Debenture is not paid when due, such overdue principal or interest shall bear interest from thirty days after the due date until paid (to the extent permitted by law) at the rate of 15% per annum. In addition, in the event such overdue principal or interest is not paid for a period of ten days after the date due, the Payor shall promptly pay the Payee a late payment fee equal to 5% of such overdue principal or interest. In the event the rate of interest hereunder shall exceed the maximum rate permitted by applicable law, such rate of interest shall automatically and without further action on the part of any person be reduced to the maximum rate permitted by applicable law.

	1. Redemption. This Debenture may be redeemed on any date after the first anniversary hereof and prior to the Maturity Date, at the option of the Payor, as a whole at any time or in part from time to time, upon the notice referred to below, at the following redemption prices (expressed in percentages of the principal amount thereof to be redeemed):

	     If redeemed
	     during the
	   12-month period	Redemption
	beginning December 23	   Price

		   1999		110%
		   2000		106%
		   2001		104%
		   2002		102%

and thereafter at 100% of the principal amount thereof, together, in each case, with any and all charges then due to the Payee hereunder and all accrued interest to the date fixed for redemption, provided, however, that the Payor may not redeem this Debenture in part (i) for less than $500,000 in principal amount and (ii) more frequently than once in any 12-month period. It is understood and agreed that any redemption shall be applied first to any and all charges then due to the Payee hereunder, second to any unpaid interest then due and thereafter to the principal amount due hereunder. The notice of redemption to the Payee shall be given not less than 45 nor more than 60 days before the date fixed for redemption. If this Debenture is to be redeemed only in part, the Payee shall surrender this Debenture to the Payor's counsel, Milberg Weiss Bershad Hynes & Lerach LLP, as escrow agent (the "Escrow Agent"), pursuant to the Escrow Agreement between the Payor, the Payee and the Escrow Agent, dated as of February 25, 1998 (the "Escrow Agreement"), and the Payor shall execute and deliver to the Escrow Agent in accordance with the Escrow Agreement a new Debenture in the aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Debenture so surrendered. Upon notice to Payee from Payor that the Debenture is to be redeemed in whole or in part, Payee shall have the right for 45 days to convert any amount of the Debenture into common stock. Any amounts not so converted and thereafter not so redeemed shall remain subject hereto.

	2.  Subordination.

	2.1 Senior Indebtedness. The indebtedness evidenced by this Debenture shall be subordinate and subject in right of payment, to the extent and in the manner hereinafter set forth, to the prior payment in full of all Senior Indebtedness. "Senior Indebtedness" shall mean (i) indebtedness of the Payor or with respect to which the Payor is a guarantor, whether outstanding on the date hereof or hereafter created, to banks, insurance companies or other lending institutions regularly engaged in the business of lending money, which is for money borrowed or the issuance of letters of credit by the Payor or a subsidiary of the Payor, which is secured ("Senior Institutional Indebtedness"), and (ii) any deferrals, renewals or extensions of any such Senior Institutional Indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Institutional
Indebtedness, provided, however, that Payor shall not permit any Senior Institutional Indebtedness secured by a real property mortgage on its Carson City, Nevada property to exceed $1,000,000 in the aggregate outstanding at any time. As used herein, the term "subsidiary" shall mean a corporation at least 50% of the voting securities, having ordinary voting power not dependent on a default, of which is owned directly or indirectly by the Payor or by one or more of its other subsidiaries or by the Payor in conjunction with one or more of its other subsidiaries.

	2.2 Subordination to Senior Indebtedness. Upon any payment or distribution of the assets of the Payor upon any dissolution or winding up or total liquidation or reorganization of the Payor (whether in bankruptcy, insolvency, reorganization or receivership proceedings, or upon an assignment for the benefit of creditors, or any other marshaling of the assets and liabilities of the Payor, or otherwise):

	(a) all Senior Indebtedness shall first be paid in full in cash, or provision made for such payment, before the holder of this Debenture shall be entitled to receive any payment or distributions from or by the Payor on account of the principal of or interest on the indebtedness evidenced by this Debenture;

	(b) any payment or distribution of assets of the Payor of any kind or character, whether in cash, property or securities, to which the holder of this Debenture would be entitled except for the provisions of this subsection shall be paid or delivered by the Payor or by any trustee in bankruptcy, receiver, assignee for benefit of creditors, or other liquidating agent making such payment or distribution, directly to the holders of Senior Indebtedness or their representative or representatives, or to such trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness may have been issued, ratably (or otherwise in accordance with their relative rights) according to the aggregate amounts remaining unpaid on account of the Senior Indebtedness held or represented by each, to the extent necessary to pay all Senior Indebtedness in full after giving effect to any concurrent payment or distribution, or provision therefor, to the holders of such Senior Indebtedness; and

	(c) in the event that, notwithstanding the foregoing, any payment or distribution of assets of the Payor of any kind or character, whether in cash, property or securities, shall be received by the holder of this Debenture before all Senior Indebtedness is paid in full, or provision made for its payment, such payment or distribution shall be held in trust for the benefit of, and shall be paid over or delivered to, the holders of such Senior Indebtedness or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness may have been issued ratably (or otherwise) as aforesaid, for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all such Senior Indebtedness after giving effect to any concurrent payment or distribution, or provision therefor, to the holders of such Senior Indebtedness.

	3. Subordinate Position. Subject to the payment in full of all Senior Indebtedness, the holder of this Debenture shall be subordinated only to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of the Payor made on the Senior Indebtedness until the principal of and interest on this Debenture shall be paid in full, and for purposes of such subordination, no such payments or distributions to the holders of Senior Indebtedness of cash, property or securities, which otherwise would be payable or distributable to the holder of this Debenture, shall as between the Payor, its creditors other than the holders of Senior Indebtedness, and the holder of this Debenture, be deemed to be a payment by the Payor to or on account of this Debenture, it being understood that the provisions of this section are intended solely for the purpose of defining the relative rights only of the holder of this Debenture, on the one hand, and only the holders of Senior Indebtedness, on the other hand.

	4.  Non-Impairment.

	4.1 Other Creditors. Nothing contained in this Debenture is intended to or shall impair the obligation of the Payor, which is absolute and unconditional, to pay to the holder of this Debenture the principal of and interest on this Debenture, as and when the same shall become due and payable in accordance with its terms. Nor shall anything herein or therein prevent the holder of this Debenture from exercising all remedies otherwise permitted by applicable law upon the occurrence of an Event of Default (as that term is hereinafter defined).

	4.2 Notice to Senior Institutional Indebtedness. So long as Senior Indebtedness remains outstanding, the Payee shall not commence litigation against Payor to enforce its remedies without first providing to the holder of the Senior Indebtedness written notice; such notice shall be effected by forwarding such notice to the holder of the Senior Indebtedness in care of the Payor at least 45 days prior to such commencement of litigation.

	5.  Conversion.

	5.1 Right to Convert. The Payee shall have the right, one or more times at its option, at any time and from time to time, to convert the principal amount of this Debenture, or any portion of such principal which is at least Two Hundred Thousand Dollars ($200,000), into that number of fully-paid and nonassessable shares of Common Stock of the Payor, obtained by dividing the principal amount of the Debenture or portion thereof surrendered for conversion by the conversion price of equal to the lesser of (i) $5.00 per share or (ii) 120% of the current market price per share of Common Stock on the date hereof, computed in accordance with Section 5.4(c) hereof (subject to adjustment as hereinafter provided) by surrender of this Debenture in the manner provided in Section 5.2.

	5.2 Exercise of Conversion Privilege; Issuance of Common Stock on Conversion; No Adjustment for Interest or Dividends. In order to exercise the conversion privilege, the Payee shall surrender this Debenture to the Escrow Agent in accordance with the Escrow Agreement and shall give written notice of conversion in the form provided herein to the Payor that the Payee elects to convert this Debenture or the portion thereof specified in said notice.

	As promptly as practicable (but not more than 10 days) after the surrender of this Debenture and the receipt of such notice as aforesaid, the Payor shall issue and shall deliver to the Escrow Agent in accordance with the Escrow Agreement a certificate or certificates for the number of full shares issuable upon the conversion of such Debenture or portion thereof in accordance with the provisions of this Debenture and a check or cash in respect of any fractional interest in respect of a share of Common Stock arising upon such conversion as provided in Section 5.3 of this Debenture. In each case this Debenture shall be surrendered for partial conversion, the Payor shall also promptly execute and deliver to the Escrow Agent in accordance with the Escrow Agreement a new Debenture or Debentures in an aggregate principal amount equal to the unconverted portions of the surrendered Debenture.

	Each conversion shall be deemed to have been effected on the date on which this Debenture shall have been surrendered and such notice shall have been received by the Payor, as aforesaid, and the Payee shall be deemed to have become on said date the holder of record of the shares issuable upon such conversion; provided, however, that any such surrender on any date when the stock transfer books of the Payor shall be closed shall constitute the Payee as the record holder thereof for all purposes on the next succeeding day on which such stock transfer books are open.

	No adjustment of the number of shares to be issued upon conversion shall be made for interest accrued on this Debenture prior to the date it is surrendered or for dividends on any shares issued upon the conversion of this Debenture prior to the date it is surrendered. However, all accrued interest shall be payable by wire transfer, or in cash or cash equivalents.

	5.3 Cash Payments in Lieu of Fractional Shares. No fractional shares of Common Stock or scrip representing fractional shares shall be issued upon conversion of Debentures. If any fractional shares of stock would be issuable upon the conversion of this Debenture, the Payor shall make a payout therefor in cash at the current market value thereof. The current market value of a share of Common Stock shall be the closing price of the day (which is not a legal holiday) immediately preceding the day on which this Debenture (or specified portions thereof) is deemed to have been converted and such closing price shall be determined as provided in subsection (c) of Section 5.4.

	5.4 Adjustment of Conversion Price. The conversion price shall be adjusted from time to time as follows:

		(a) Dividends. In case the Payor shall on any one or more occasions after the date of this Debenture (i) pay a dividend or make a distribution in shares of its capital stock (whether shares of Common Stock or of capital stock of any other class), (ii) subdivide its outstanding Common Stock, or (iii) combine its outstanding Common Stock into a smaller number of shares, the conversion price in effect immediately prior thereto shall be adjusted so that the holder of any Debenture thereafter surrendered for conversion shall be entitled to receive the number of shares of capital stock of the Payor which he would have owned or have been entitled to receive after the happening of any of the events described above had this Debenture been converted immediately prior to the happening of such event. An adjustment made pursuant to this subsection (a) shall become effective immediately after the record date.

		(b) Other Distributions. The purpose of this subsection is to provide a means to reduce the Payee's conversion price in the event the assets of the Payor are materially diluted through distributions to the Common Stockholders and/or any other security holder of Payor. In case the Payor shall distribute to all holders of its Common Stock evidence of its indebtedness or assets (excluding cash dividends or distributions paid from retained earnings of the Payor) or subscription rights or warrants, then in each such case the conversion price shall be adjusted so that the same shall equal the price determined by multiplying the conversion price in effect immediately prior to the date of such distribution by a fraction of which the numerator shall be the current market price per share (as defined in subsection (c) of this Section 5.4) of the Common Stock on the record date as set forth below less the then fair market value (as determined by the Board of Directors, whose determination shall be conclusive) of the portion of the assets or evidences of indebtedness so distributed or of such rights or warrants applicable to one (1) share of Common Stock, and the denominator shall be the current market price per share (as defined in subsection (c) below) of the Common Stock. Such adjustment shall become effective immediately after the record date for the determination of stockholders entitled to receive such distribution.

		(c) Conversion Price Adjustment. For the purpose of any computation under this Section 5.4, the current market price per share of Common Stock at any date shall be deemed to be the average of the daily closing prices for the thirty consecutive trading days commencing thirty-five trading days before the day in question. The closing price for each day shall be (i) the last sale price of the Common Stock on the National Association of Securities Dealers, Inc., Automated Quotation System or any other automated quotation system or, if no sale occurred on such date, the closing bid price of the Common Stock on such quotation system on such date or (ii) if the Common Stock shall be listed or admitted for trading on the New York or American Stock Exchange or any successor exchange, the last sale price, or if no sale occurred on such date, the closing bid price of the Common Stock on such exchange, or (iii) if the Common Stock shall not be included in any automated quotation system or listed on any such exchange, the closing bid quotation for Common Stock as reported by the National Quotation Bureau Incorporated if at least two securities dealers have inserted both bid and asked quotations for Common Stock on at least five of the ten preceding days. If none of the conditions set forth above is met, the closing price of Common Stock on any day or the average of such closing prices for any period shall be the fair market value of Common Stock as determined by a member firm of the New York Stock Exchange, Inc. selected by the Board of Directors, provided such firm shall be reasonably acceptable to Payee.

		(d) No Nominal Adjustments. No adjustment in the conversion price shall be required unless such adjustment would require an increase or decrease of at least two percent (2%) in such price; provided, however, that any adjustments which by reason of this subsection (d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section shall be made to the nearest cent or to the nearest one-hundredth (1/100th) of a share, as the case may be.

		(e) Conversion Price Adjustment Notice. Whenever the conversion price is adjusted, as herein provided, the Payor shall prepare a notice of such adjustment of the conversion price setting forth the adjusted conversion price and the date on which such adjustment becomes effective and shall mail such notice of such adjustment of the conversion price to the Payee.

	5.5 Effect of Reclassification, Consolidation, Merger or Sale. If any of the following events occur, namely (i) any reclassification or change of outstanding shares of Common Stock issuable upon conversion of this Debenture (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination),
(ii) any consolidation or merger to which the Payor is a party other than a consolidation or merger in which the Payor is the continuing corporation and which does not result in any reclassification of, or change (other than a change in par value, or from par value to no par value, or from no par value to par value or as a result of a subdivision or combination) in, outstanding shares of Common Stock, or (iii) any sale or conveyance of the properties and assets of the Payor as, or substantially as, an entirety to any other corporation; then this Debenture shall be convertible into the kind and amount of shares of stock and other securities or property receivable upon such reclassification, change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock issuable upon conversion of this Debenture immediately prior to such reclassification, change, consolidation, merger, sale or conveyance. The above provisions of this Section shall similarly apply to successive reclassifications, consolidations, mergers and sales.

	5.6 Reservation of Shares; Shares to be Fully Paid. As of the date hereof, the Payor has reserved, free from preemptive rights, out of its authorized but unissued shares, or out of shares held in its treasury, sufficient shares to provide for the conversion of this Debenture. Before taking any action which would cause an adjustment reducing the conversion price below the then par value, if any, of the shares of Common Stock issuable upon conversion of this Debenture, the Payor shall promptly take all corporate action which may be necessary in order that the Payor may validly and legally issue shares of such Common Stock at such adjusted conversion price. The Payor covenants that all shares of Common Stock which may be issued upon conversion of Debentures will upon issue be fully paid and nonassessable.


	5.7  Notice to Payee Prior to Certain Actions.  In case:

		(a)	the Payor shall declare a dividend (or any other
distribution) on its Common Stock (other than in cash out of retained earnings); or

		(b)	the Payor shall authorize the granting to the holders of
its Common Stock of rights or warrants to subscribe for or purchase any share of any class or any other rights or warrants; or

		(c)	of any reclassification of the Common Stock of the Payor
(other than a subdivision or combination of its outstanding Common Stock, or a change in par value, or from par value to no par value, or from no par value to par value) or, of any consolidation or merger to which the Payor is a party and for which approval of any shareholders of the Payor is required, or of the sale or transfer of all or substantially all of the assets of the Payor; or

		(d)	of the voluntary or involuntary dissolution, liquidation or
winding up of the Payor;

the Payor shall give notice to the Payee in accordance with Section 10.4 hereof, as promptly as possible but in any event at least thirty days prior to the applicable date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution or rights or warrants, or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution or rights are to be determined, or (y) the date on which such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such dividend, distribution, reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up; without limiting the definition of a breach of this Debenture, such failure shall constitute a breach hereunder.

	6.  Registration Rights.

	6.1 Grant of Piggyback Right. So long as there shall be outstanding any principal or interest under this Debenture or Payee shall hold any shares of Common Stock issuable to Payee pursuant to this Debenture ("Conversion Shares"), Payor shall send written notice to Payee in accordance with Section
10.4 hereof at least one month prior to the filing by Payor of any registration statement filed by Payor on Form S-1, Form S-2, Form S-3 or Form SB-2, or any successor form, covering the sale of common stock, and shall give to Payee the right to have included in any such registration statement any Conversion Shares. In order to have the Conversion Shares included in such registration statement, Payee must give written notice to Payor within 15 days after the date of Payee's receipt of written notice from Payor indicating the number of Conversion Shares requested to be included for sale in such registration statement. Upon receipt of such notice from Payee, Payor shall use its best efforts to cause all of the Common Stock specified in such notice to be registered under the Securities Act of 1933, as amended (the "Securities Act"). The registration expenses in connection with such registration statement shall be paid by Payor (exclusive of underwriter's spread and commissions with respect to stock sold by Payee or fees and disbursements of Payee's counsel). If the registration statement to be filed by Payor pertains to an underwritten public offering of shares of common stock to be sold solely for the account of Payor and, if in the judgment of the prospective managing or lead underwriter for Payor as set forth in a letter to Payor, the registration of the Conversion Shares would materially adversely affect the proposed public offering by Payor, Payor shall not be obligated to register such number of Conversion Shares in such registration statement for inclusion in such public offering as such underwriter shall have identified as having, in its judgment, such material adverse effect.

	6.2 Demand Registration Right. If at any time while there shall be outstanding any principal or interest under this Debenture or if at any time while Payee shall hold Conversion Shares, the Payee shall give notice to the Payor to the effect that the Payee desires to register under the Securities Act any Conversion Shares, under such circumstances that a public distribution (within the meaning of the Securities Act)of any such Conversion Shares will be involved, then the Payor will as promptly as practicable after receipt of such notice, but not later than ninety (90) days after receipt of such notice, at the Payee's option, file a registration statement pursuant to the Securities Act to the end that the Conversion Shares may be publicly sold under the Securities Act as promptly as practicable thereafter and the Payor will use its best efforts to cause such registration to become and remain effective as provided herein (including the taking of such steps as are reasonably necessary to obtain the removal of any stop order); provided, that the Payee shall furnish the Payor with appropriate information in connection therewith as the Payor may reasonably request; and provided that the Payor shall not be required to file such a registration statement pursuant to this
Section 6.2 on more than one occasion; and provided, further, that the registration rights of the Payee under this Section 6.2 shall be subject to the "piggyback" registration rights of other holders of securities of the Payor to include such securities in any registration statement filed pursuant to this Section 6.2; however, all costs and expenses of this Demand Registration shall then be shared proportionately with any other parties desiring to piggyback onto Payee's Demand Registration. The exercise by the Payee of its demand registration right under this Section 6.2 shall be deemed to be an irrevocable election to convert this Debenture to the extent of the Conversion Shares which the Payee has elected to have registered (but no more) no later than the effective date of the registration statement required hereunder. The Payee shall bear the entire cost and expense of any registration of Conversion Shares initiated by it under this Section 6.2, provided, however, that if the Payor registers any securities within six months of the effective date of the Demand Registration, then Payor shall reimburse Payee its actual costs incurred in registering its securities pursuant to this Demand Registration Right. The Payor shall only be required to grant a demand registration as contemplated by this Section 6.2 on one occasion, it being understood and agreed that such demand registration may apply to this Debenture or this Debenture and the First Subordinated Debenture (as that term is defined in the Debenture Commitment Agreement, between Payor and Payee, dated February 25, 1998 (the "Debenture Commitment Agreement")) or only the Second Subordinated Debenture but in no event shall the Payor be required to undertake such demand registration more than once.

	6.3 Undertaking to File Documents. Payee shall execute, deliver and/or file with or supply to Payor, the Securities and Exchange Commission and/or any state or other regulatory authority such information, documents, representations, undertakings and/or agreements necessary to carry out the provisions of the registration covenants contained herein and/or to effect the registration or qualification of the Conversion Shares under the Securities Act and/or any of the laws and regulations of any state or governmental instrumentality.

	6.4 Commitment to Keep Effective. Payor will be obligated to keep any registration statement filed by it hereunder and any registration or qualification pursuant to Section 6.5 below effective under the Securities
Act for a period of six months after the actual effective date of such registration statement and to prepare and file such supplements and amendments which may be necessary to maintain an effective registration statement for such period. Payor will furnish to Payee such number of prospectuses and other appropriate documents as each Payee may from time to time reasonably request.

	6.5 Blue Sky Registration. Payor will use its best efforts to register or qualify the shares of Common Stock covered by any registration statement under the Securities Act which includes Conversion Shares to be sold on behalf of Payee pursuant hereto under such securities or blue sky laws in such jurisdictions within the United States as Payee may reasonably request; provided, however, that Payor reserves the right, in its sole discretion, not to register or qualify such shares of Common Stock in any jurisdiction in which such shares of Common Stock do not satisfy the requirements of such jurisdiction or in which Payor would be required to qualify as a foreign corporation to do business in such jurisdiction and is not so qualified therein or is required to file any general consent to service of process.

	6.6 Deregistration. In the event Payor has not sold all of the Conversion Shares included in the registration statement or prior to the expiration of the six-month period specified above, Payee hereby agrees that Payor may deregister by post-effective amendment any Conversion Shares of Payee covered by the registration statement but not sold on or prior to such date. Payor agrees that it will notify Payee of the filing and effective date of each such post-effective amendment.

	6.7 Right to Delay. The Payor shall have the right at any time after it shall have received written notice pursuant to Section 6.1 to elect not to file or to delay any such proposed registration statement, or to withdraw the same after the filing but prior to the effective date thereof. In addition, the Payor may delay the filing of any registration statement requested pursuant to Section 6.2 hereof by not more than 120 days if the Payor, prior to the time it would otherwise have been required to file such registration statement, determines in good faith that the filing of the registration statement would require the disclosure of non-public material information that, in its judgment, would be detrimental to the Payor if so disclosed or would otherwise adversely affect a financing, acquisition, disposition, merger or other material transaction.

	6.8  Selection of Underwriters.  If a registration pursuant to Section
6.1 hereof involves an underwritten offering, the Payor shall have the right to select the investment banker or investment bankers and manager or managers that will serve as underwriter with respect to the underwritten offering.
The Payee may not participate in any underwritten offering under this Debenture unless the Payee completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwritten offering, in each case, in the form and upon terms reasonably acceptable to the Payor and the underwriters. The requested registration pursuant to Section 6.2 hereof shall not involve an underwritten offering unless the Payor shall first give its written approval of each underwriter that participates in the offering, such approval not to be unreasonably withheld.

	6.9 Principal Shareholders. The Payor will not file a registration statement on behalf of any Principal Shareholder (as that term is defined in the Voting Agreement between the Payee and certain shareholders of the Payor, dated as of February 25, 1998) as selling shareholders without the prior written approval of the Payee, which approval shall not be unreasonably withheld.

	7. Acceleration. In the event that (i) the Payor shall default in the due and punctual payment of any installment of interest on this Debenture when and as the same shall become due and payable and such default shall continue for fifteen days after written notice from the Payee to the Payor or
(ii) the Payor shall fail to pay any principal or interest on any of the Senior Indebtedness when due, so that the holder of such Senior Indebtedness declares such Senior Indebtedness due prior to its stated maturity because of the Payor's default thereunder, which default shall continue for a period of thirty days, provided, however, that the Payor's failure to make such payment shall not be deemed a default hereunder if same is being contested in good faith with a valid defense, and so long as the Payor is vigorously defending or prosecuting a litigation commenced within such thirty-day period; or (iii) the ratio of Senior Indebtedness to Total Stockholders' Equity as set forth in any of the Payor's annual reports on Form 10-KSB or quarterly reports on Form 10-QSB shall be greater than 2:1 at the end of any fiscal quarter and shall remain so for a period of thirty days; or (iv) the Payor shall commence a voluntary case concerning itself under Title 11 of the United States Code entitled "Bankruptcy" as now or hereafter in effect, or any successor thereto (the "Bankruptcy Code"); or (v) in the event of the appointment of a custodian (as defined in the Bankruptcy Code) for all or substantially all of the property of the Payor; or (vi) in the event the Payor shall commence any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction, whether now or hereafter in effect, relating to the Payor or in the event of the commencement against the Payor of any such proceeding which remains undismissed for a period of 90 days; or (vii) if the Payor is adjudicated insolvent or bankrupt; or (viii) if any order of relief or other order approving any such case or proceeding is entered; or (ix) if the Payor shall allow any appointment of any custodian or the like for it or any substantial part of its property to continue undischarged or unstayed for a period of 90 days; or (x) if the Payor shall make a general assignment for the benefit of creditors; or (xi) if the Payor shall cease doing business as a going concern; or (xii) if there shall be any default or breach of the Debenture Commitment Agreement on the part of the Payor, the Escrow Agreement on the part of the Payor, this Debenture, or the Voting Agreement between the Payee and the Principal Shareholders (as that term is therein defined), dated as of February 25, 1998; or (xiii) if the Payor shall take action for the purpose of effecting any of the foregoing; (the foregoing being hereinafter collectively referred to as "Events of Default") then, in any such Event of Default and at any time thereafter while such Event of Default is continuing, the Payee may, in addition to any other rights and remedies, the Payee may have hereunder or otherwise, including, without limitation, the right to an increased rate of interest and to late payment fees as set forth on the first page of this Debenture, declare this Debenture to be due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived.

	8.  Waivers.

	8.1 In General. No forbearance, indulgence, delay or failure to exercise any right or remedy with respect to this Debenture shall operate as a waiver nor as an acquiescence in any default. No single or partial exercise of any right or remedy shall preclude any other or further exercise thereof or any exercise of any other right or remedy.

	8.2 Presentment, Etc.; Jury Trial Waived. The Payor hereby waives presentment, demand, notice of dishonor, protest and notice of protest. The Payor hereby waives all rights to a trial by jury in any litigation arising out of or in connection with this Debenture.

	8.3 Modifications. This Debenture may not be modified or discharged orally, but only in writing duly executed by the Payee and the Payor.

	9. Successors and Assigns. All the covenants, stipulations, promises and agreements in this Debenture made by the Payor shall bind its successors and assigns, whether so expressed or not.

	10.  Miscellaneous.

	10.1 Headings. The headings of the various paragraphs of this Debenture are for convenience of reference only and shall in no way modify any of the terms or provisions of this Debenture.

	10.2 Governing Law. This Debenture and the obligations of the Payor and the rights of the Payee shall be governed by and construed in accordance with the laws of the State of Nevada applicable to instruments made and to be performed entirely within such State.

	10.3 Collection Costs. The Payor shall pay all costs and expenses incurred by the Payee to enforce its rights under this Debenture, including reasonable counsel fees and other reasonable out-of-pocket expenses, provided, however, that the foregoing shall not relate to the issuance of routine notices sent no more frequently than once in any twelve-month period.

	10.4 Notices. All notices, requests, demands and other communications required or permitted under this Debenture shall be in writing and shall be deemed to have been duly given by the Payor to the Payee if delivered by overnight delivery service and telecopier, addressed to the Payee at its address set forth or referred to on the first page of this Debenture, with a copy to Kenneth Lerman, Esq., 651 Day Hill Road, Windsor, Connecticut 06095 (telecopier no. (860) 285 - 0139), or to such other person or address as may be designated by the Payee. The current telecopier number of the Payee is (860) 285 - 0139.

	IN WITNESS WHEREOF, INITIO, INC. has caused this Debenture to be signed in its corporate name by a duly authorized officer and to be dated as of the day and year written below.


Dated:  December 23, 1998

	INITIO, INC.



	By  /s/ Martin Fox, President
	                       (Title)


	FORM OF CONVERSION NOTICE




TO:  INITIO, INC.


	The undersigned owner of this Debenture hereby irrevocably exercises the option to convert this Debenture, or portion hereof (which is at least $200,000) below designated, into shares of Common Stock of Initio, Inc. in accordance with the terms of this Debenture and directs that the shares issuable and deliverable upon the conversion, together with any check in payment for fractional shares and any Debentures representing any unconverted principal amount hereof, be issued and delivered to the registered holder hereof.


Dated:

	PIONEER VENTURES ASSOCIATES
	  LIMITED PARTNERSHIP
	By:  Ventures Management Partners,
	     LLC, Its General Partner

	     By:  Pioneer Ventures Corp.,
	          Its Managing Member


	          By                        	(Title)

	Address:



	Taxpayer Identification

	  No.:

	Amount to be Converted:

??








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